File No. 70-9541

UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Northeast Utilities,	)
The Connecticut Light and Power Company,	)
Public Service Company of New Hampshire,	)
Western Massachusetts Electric Company,	)
NU Enterprises, Inc.,	)	CERTIFICATE PURSUANT TO RULE 24
Northeast Generation Company,	)	UNDER THE PUBLIC UTILITY HOLDING
Northeast Generation Services Company, Inc.	)	COMPANY ACT OF 1935
Select Energy, Inc.,	)
Select Energy Services, Inc.,	)
Select Energy Contracting, Inc.,	)
Reeds Ferry Supply Co., Inc.,	)
on Form U-1)

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the payment of dividends out of capital or unearned surplus and/or the repurchase of capital stock.  (HCAR No. 35-27147, March 7, 2000, File No. 70-9541) ("Order").

For the quarter ended December 31, 2004, the following information is reported pursuant to the Order:

1)

A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$60,352	2.0%
Capital surplus, paid in	414,764	13.4
Retained earnings	347,176	11.2
Total common shareholder's equity	822,292	26.6
Preferred stock	116,200	3.8
Long-term and short-term debt	1,157,916	37.4
Rate reduction bonds	995,233	32.2
	$3,091,641	100.0%

A common dividend of $11,768,649.75 was declared on December 15, 2004, and was paid to NU on December 30, 2004.

Public Service Company of New Hampshire (PSNH)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$-	-%
Capital surplus, paid in	156,422	11.9
Retained earnings	243,277	18.5
Total common shareholder's equity	399,699	30.4
Long-term and short-term debt	487,590	37.0
Rate reduction bonds	428,769	32.6
	$1,316,058	100.0%

A common dividend of $8,999,999.33 was declared on December 15, 2004, and was paid to NU on December 30, 2004.

Western Massachusetts Electric Company (WMECO)	As of December 31, 2004
	(Thousands of Dollars)%
Common shareholder's equity
Common shares	$10,866	2.0%
Capital surplus, paid in	76,041	14.2
Retained earnings	77,565	14.5
Total common shareholder's equity	164,472	30.7
Long-term and short-term debt	248,584	46.4
Rate reduction bonds	122,489	22.9
	$535,545	100.0%

A common dividend of $1,621,255.69 was declared on December 15, 2004, and was paid to NU on December 30, 2004.

There were no other dividends paid to NU and/or repurchased stock from NU for the other applicants during this quarter.

2)

The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

As of December 31, 2004, the senior secured (or, in the case of WMECO, senior unsecured) debt ratings issued by Standard and Poor's Corporation of CL&P, PSNH and WMECO are A-, BBB+ and BBB+, respectively.  Each company represents that such ratings are “investment grade” ratings.

3)

The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH  and WMECO to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

NU represents that during the quarter ended December 31, 2004, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

	Cash beginning of period 10/01/04	Net cash flows provided by/ (used in) operating activities	Net cash flows (used in)/ provided by investing activities	Net cash flows (used in)/ provided by financing activities	Cash end of period 12/31/04

	(Thousands of Dollars)

CL&P	$23,132	$28,005	$(44,972)	$(557)	$5,608
PSNH	1,435	59,922	(17,247)	(39,255)	4,855
WMECO	1	12,341	(15,954)	5,290	1,678

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

/s/ John P. Stack
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
February 25, 2005